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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9
                                 (Rule 14d-101)
                  Solicitation/Recommendation Statement Under
            Section 14(d)(4) of the Securities Exchange Act of 1934

                             ---------------------

                                   IMTEC INC.
                           (Name of Subject Company)

                             ---------------------

                                   IMTEC INC.
                       (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  452909 10 4
                     (CUSIP Number of Class of Securities)

                                STEVEN D. ANTON
                                   President
                                   IMTEC Inc.
                                 One Imtec Lane
                          Bellows Falls, Vermont 05101
                                 (802) 463-9502
                 (Name, Address and Telephone Number of Person
           Authorized to Receive Notice and Communications on Behalf
                        of the Person Filing Statement)

                             ---------------------

                                With a copy to:

                               IRA ROXLAND, ESQ.
                Cooperman Levitt Winikoff Lester & Newman, P.C.
                                800 Third Avenue
                            New York, New York 10022
                                 (212) 688-7000
                              Fax: (212) 755-2839

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

ITEM 1. SUBJECT COMPANY INFORMATION

     The name of the subject company is IMTEC Inc., a Delaware corporation (the "Company"). The address and telephone number of the principal executive offices of the Company are One Imtec Lane, Bellows Falls, Vermont 05101; telephone (802) 463-9502. The title of the class of equity securities to which this Statement relates is the shares of common stock, par value $.01 per share, of the Company (the "Shares"). As of February 11, 2000, there were 1,635,313 Shares outstanding.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

     The name, address and telephone number of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     This Statement relates to a tender offer by IMTC Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect, wholly owned subsidiary of Brady Corporation, a Wisconsin corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO") dated February 22, 2000 to purchase all outstanding Shares at a price of $12.00 per Share, net to the seller in cash, without interest thereon upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 22, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 11, 2000, among the Company, Parent and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company and the Company will be the surviving corporation (the "Merger"). On the effective date of the Merger, each outstanding Share (other than Shares owned by Parent, Purchaser or any subsidiary of Parent, Purchaser or the Company or held in the treasury of the Company or held by shareholders who properly exercise dissenters' rights, if any), will by virtue of the Merger and without action by the holder thereof be canceled and converted into the right to receive an amount in cash equal to the per Share price paid pursuant to the Offer payable to the holder thereof, without interest thereon, upon the surrender of the certificate formerly respecting such Share.

     In order to induce Parent to enter into negotiations with the Company concerning the Merger and as a pre-condition to making a public announcement regarding the possible acquisition of the Company by Parent, on December 9, 1999, certain shareholders of the Company, including all of the Company's directors, and all but one holder of greater than five percent (5%) of the Shares (the "Group Shareholders"), who, in the aggregate, own 875,326 Shares, including certain options to purchase Shares (the "Group Shares"), entered into a Shareholder Option Agreement ("Shareholder Option Agreement #1") with Parent. In addition, on December 9, 1999, Parent entered into a second Shareholder Option Agreement ("Shareholder Option Agreement #2" and together with Shareholder Option Agreement #1, the "Shareholder Option Agreements"), with the remaining holder of greater than 5% of the Shares (the "Individual Shareholder" and together with Group Shareholders, the "Shareholders") with respect to 109,377 Shares (the "Individual Shares" and together with the Group Shares, the "Option Shares"), which constitute a portion of the Shares owned by the Individual Shareholder.

     Pursuant to the Shareholder Option Agreements, each Shareholder agreed, among other things, (a) to grant Parent an irrevocable option to purchase the Option Shares held by such Shareholder at $12.00 per Share (subject to adjustment in certain circumstances), (b) to tender, in accordance with the terms of the Offer, all of the Option Shares (including any subsequently acquired Shares with respect to the Group Shareholders) owned by such Shareholder and (c) to vote all of the Option Shares (including any subsequently acquired Shares with respect to the Group Shareholders) owned by such Shareholder in favor of the Merger and against certain other extraordinary transactions. The Option Shares represent approximately 57.9% of the Shares computed in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act (53.4% of the Shares outstanding on a fully diluted basis).

     According to the Offer to Purchase, the principal executive offices of Purchaser and Parent are located at 6555 W. Good Hope Road, Milwaukee, Wisconsin 53223.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Except as set forth in this Item 3, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements or arrangements or understandings or actual or potential conflicts of interest between the Company, its executive officers, directors or affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) Parent, its executive officers, directors or affiliates.

     Each material contract, agreement, arrangement or understanding between the Company or its affiliates and its executive officers, directors or affiliates is set forth below.

THE MERGER AGREEMENT

     A summary of the Merger Agreement is contained in Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement; Shareholder Option Agreements") of the Offer to Purchase and is incorporated herein by reference. A copy of the Merger Agreement is filed as Exhibit (c)(1) hereto and is hereby incorporated by reference.

SHAREHOLDER OPTION AGREEMENTS

     A summary of the Shareholder Option Agreements is contained in Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement; Shareholder Option Agreements") of the Offer to Purchase and is incorporated herein by reference. Copies of the Shareholder Option Agreements are filed as Exhibits (c)(2)(i) and (c)(2)(ii) hereto and are hereby incorporated by reference.

CONFIDENTIALITY AGREEMENT

     A summary of the Confidentiality Agreement between the Company and Parent is contained in Section 10 ("Background of the Offer; Contacts with the Company; the Merger Agreement; Shareholder Option Agreements") of the Offer to Purchase and is incorporated herein by reference. A copy of the Confidentiality Agreement is filed as Exhibit (c)(3) hereto and is hereby incorporated by reference.

TRANSACTIONS BETWEEN THE COMPANY AND PARENT

     During Parent's fiscal years ended July 31, 1999 and 1998, Parent, through one of its subsidiaries, purchased approximately $537,000 and $729,000 of preprinted labels from the Company. These purchases have continued in the present fiscal year. All such purchases were at then-current market prices.

OPTION GRANTS

     The Company granted options to the following executive officers of the Company upon the commencement of their respective employment relationships with the Company.

                                                                                NUMBER       DATE
                                                                                  OF          OF
                NAME                                  POSITION                  OPTIONS     GRANT
                ----                                  --------                  -------     -----
Steven D. Anton.....................    Company President                       50,000     4/5/99
James L. Searcy.....................    Company Chief Financial Officer         25,000     10/22/99

CHANGE IN CONTROL AGREEMENTS

     In November 1999, the Company entered into a change of control agreement with Mr. Anton, providing for a payment, upon termination for any reason following a change in control of the Company, of a lump sum equal to one year's compensation computed in accordance with Section 280G of the Internal Revenue Code of 1986, as amended. For purposes of this agreement, "change of control" is defined as set forth in the Information Statement, attached hereto as Annex A, under the heading "Change of Control Agreements".

     In October 1999, the Company tendered an offer of employment to Mr. Searcy which, among other terms, provided for a payment, upon termination for any reason following a change in control of the Company, of six months of base salary.

     In February 2000, the Company accorded George S. Norfleet III, the Company's Secretary, the right to receive six months of base salary upon termination of his employment, either by elimination or reduction of his position or without cause, following a change of control of the Company.

     Completion of the Offer will constitute a change of control under the respective agreements or arrangements with each of Messrs. Anton, Searcy and Norfleet, described above.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

RECOMMENDATION OF THE BOARD OF DIRECTORS

     At a special meeting held on February 10, 2000, the Board of Directors of the Company (the "Board") unanimously approved the Merger Agreement, approved the Offer and the Merger (each as defined in the Merger Agreement), determined that the Offer and the Merger are in the best interests of the holders of Shares and unanimously recommended that shareholders accept the Offer and tender their Shares pursuant to the Offer. A copy of a letter to the Company's shareholders communicating such approval and recommendation is filed as Exhibit (a)(3) to this Statement and is incorporated herein by reference.

REASONS FOR THE RECOMMENDATION OF THE COMPANY'S BOARD OF DIRECTORS

     In light of the Board's review of the Company's competitive and financial position, recent operating results and prospects, the Board determined that the Offer and the Merger are fair to, and in the best interests of, the Company and its shareholders. In making such recommendation and in approving the Merger Agreement and the transactions contemplated thereby, the Board considered a number of factors, including, but not limited to, the following:

          (i)    the terms and conditions of the Offer and the Merger Agreement;

          (ii) the financial condition, results of operations, business and prospects of the Company, including the prospects of the Company if the Company were to remain independent;

          (iii) the fact that the $12.00 per Share to be paid in the Offer and the Merger represents a premium of approximately 118.2% over the $5.50 closing sale price for the Shares on December 9, 1999, the last trading day prior to the public announcement of the Offer, and a premium of approximately 89.2% over the $6.34 average closing sale price for the Shares for the three month period ended December 8, 1999;

          (iv) the views expressed by management and the Board's conclusion that it was not likely that any other party would enter into a transaction that was more favorable to the Company and its shareholders;

          (v) the fact that the Merger Agreement, while prohibiting the Company from actively soliciting a competitive proposal, permits the Company upon receipt of a Superior Proposal (as defined in the Merger Agreement), subject to compliance with the terms and conditions of the Merger Agreement and if and to the extent required by the fiduciary duties of the Board, to furnish information to or enter into discussions or negotiations with such person who has made the Superior Proposal;

          (vi) the fact that the Merger Agreement permits the Board, in the exercise of its fiduciary duties, to terminate the Merger Agreement in favor of a Superior Proposal, subject to the Company's compliance with the terms and conditions of the Merger Agreement; upon such termination, the Company shall reimburse Parent for out-of-pocket fees and expenses of Parent and Purchaser related to the Offer and the Merger Agreement and pay Parent a termination fee of $25,000;

          (vii) the fact that certain significant shareholders of the Company, including all of the directors of the Company, had previously entered into option agreements with Purchaser pursuant to which, among other things, such shareholders have agreed to validly tender an aggregate of approximately 57.9% of the outstanding Shares; and

          (viii) the fact that the transactions contemplated by the Merger Agreement provide for an all cash payment to shareholders, with no financing condition.

     The Board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendation as being based on the totality of the information presented to and considered by it. In addition, individual members of the Board may have given different weight to different factors.

     The Board recognized that, while the consummation of the Offer gives the Company's shareholders the opportunity to realize a significant premium over the price at which the Shares were traded prior to the public announcement of the Offer, tendering in the Offer would eliminate the opportunity for the Company's shareholders to participate in the future growth and profits of the Company. The Board believes that the loss of the opportunity to participate in the growth and profits of the Surviving Corporation was reflected in the Offer price of $12.00 per Share.

     It is expected that, if the Shares are not purchased by Parent in accordance with the terms of the Offer or if the Merger is not consummated, the Company's current management, under the general direction of the Board, will continue to manage the Company as an ongoing business.

     Based on the foregoing factors, the Board determined to recommend that shareholders accept the Offer and tender their shares pursuant to the Offer.

     To the best of the Company's knowledge, except for Shares the sale of which may trigger liability for the holder(s) under Section 16(b) of the Exchange Act, all executive officers and directors of the Company intend to tender to Purchaser all Shares held by such persons. In addition, as of the date hereof, seven (7) of the Company's shareholders, inclusive of one officer and all of the directors of the Company, have entered into Shareholder Option Agreements with Purchaser pursuant to which such shareholders have agreed, among other things, to validly tender (and not withdraw) an aggregate of 984,703 Shares, representing approximately 57.9% of the outstanding Shares in the Offer, to vote the Shares owned by such shareholders in favor of the Merger and against certain other extraordinary transactions and to grant an option to Purchaser to purchase the Shares held by such shareholders at $12.00 per Share (subject to adjustment in certain circumstances). This summary is qualified in its entirety by reference to the Shareholder Option Agreements, copies of which are attached hereto as Exhibits (c)(2)(i) and (c)(2)(ii) and are incorporated herein by reference.

ITEM 5. PERSON/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

     Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to express any opinion as to the fairness of the Offer, from a financial point of view, to the shareholders of the Company or to make solicitations or recommendations to the shareholders concerning the Offer.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director or affiliate of the Company.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a) Except as set forth above, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company; or (ii) any purchase, sale or transfer of a material amount of assets of the

Company; or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     (b) Except as described in Items 3(b) and 4 above, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     The Information Statement attached hereto as Annex A is being furnished in connection with the contemplated designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's shareholders following the purchase by Purchaser of the number of Shares pursuant to the Offer necessary to satisfy the Minimum Condition (as defined in the Merger Agreement).

DELAWARE BUSINESS COMBINATION LAW

     A summary of selected provisions of the Delaware Business Combination Law is contained in Section 15 ("Certain Regulatory and Legal Matters") under the caption "Delaware Business Combination Law" of the Offer to Purchase and is incorporated herein by reference.

ANTITRUST

     A summary of antitrust concerns related to the Offer is contained in
Section 15 ("Certain Regulatory and Legal Matters") under the caption "Antitrust Compliance" of the Offer to Purchase and is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

 EXHIBIT
  NUMBER                              EXHIBIT NAME
 -------                              ------------
(a)(1)        Offer to Purchase, dated February 22, 2000 (Incorporated
              herein by reference to Exhibit (a)(1) of Schedule TO filed with the Commission by Brady Corporation and IMTC
              Acquisition Corp. on February 22, 2000.)
(a)(2)        Form of Letter of Transmittal (Incorporated herein by
              reference to Exhibit (a)(2) of Schedule TO filed with the
              Commission by Brady Corporation and IMTC Acquisition Corp.
              on February 22, 2000.)
(a)(3)        Letter to Shareholders of Imtec Inc., dated February 22,
              2000.
(a)(4)        Text of press release issued by Parent and the Company on
              February 11, 2000 (Incorporated herein by reference to
              Exhibit (a)(1) of Schedule TO filed with the Commission by
              Brady Corporation and IMTC Acquisition Corp. on February 11,
              2000.)
(c)(1)        Agreement and Plan of Merger, dated as of February 11, 2000, among Parent, Purchaser and the Company (Incorporated herein by reference to Exhibit (d)(1) of Schedule TO filed with the
              Commission by Brady Corporation and IMTC Acquisition Corp.
              on February 22, 2000.)
(c)(2)(i)     Shareholder Option Agreement, dated December 9, 1999, among
              Purchaser and certain shareholders of the Company named
              therein (Incorporated herein by reference to Exhibit 1 of
              Schedule 13D filed with the Commission by Brady Corporation on December 20, 1999.)
(c)(2)(ii)    Shareholder Option Agreement, dated December 9, 1999,
              between Purchaser and Laifer Capital Management, Inc.
              (Incorporated herein by reference to Exhibit 2 of Schedule
              13D filed with the Commission by Brady Corporation on
              December 20, 1999.)
(c)(3)        Confidentiality Agreement, dated November 2, 1999, between the Company and Parent (Incorporated herein by reference to
              Exhibit (d)(4) of Schedule TO filed with the Commission by
              Brady Corporation and IMTC Acquisition Corp. on February 22,
              2000.)
(c)(4)        "Change of Control" Agreement between the Company and Mr.
              Steven D. Anton, dated as of November 15 1999.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                          IMTEC Inc.
                                          By: /s/ STEVEN D. ANTON
                                            ------------------------------------
                                            Name: Steven D. Anton
                                            Title: President

Dated: February 22, 2000

                                                                         ANNEX A

                                   IMTEC INC.
                                 ONE IMTEC LANE
                          BELLOWS FALLS, VERMONT 05101
                           -------------------------
                         INFORMATION STATEMENT PURSUANT
                       TO SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER
                           -------------------------
             NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
            NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT
                          TO SEND THE COMPANY A PROXY.
                           -------------------------

     This Information Statement, which is being mailed on or about February 22, 2000 to the holders of shares of common stock, par value $.01 per share (collectively "Shares" or "Common Shares") of Imtec Inc., a Delaware corporation (the "Company"), is being furnished in connection with the possible designation by Purchaser of persons to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger dated as of February 11, 2000 (the "Merger Agreement") among the Company, Parent and the Purchaser.

     The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and other information concerning the Offer and the Merger are contained in the Offer to Purchase and in the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company (the "Schedule 14D-9") with respect to the Offer, copies of which are being delivered to shareholders of the Company contemporaneously herewith. Certain other documents (including the Merger Agreement) were filed with the Securities and Exchange Commission (the "SEC") as exhibits to the Schedule 14D-9 and as exhibits to the Tender Offer Statement on Schedule TO of the Purchaser and Parent (the "Schedule TO"). The exhibits to the Schedule 14D-9 and the Schedule TO may be examined at, and copies thereof may be obtained from, the regional offices of and public reference facilities maintained by the SEC (except that the exhibits thereto cannot be obtained from the regional offices of the SEC) in the manner set forth in Section 7 of the Offer to Purchase.

     No action is required by the shareholders of the Company in connection with the election or appointment of the Purchaser Designees (as defined below) to the Board. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the mailing to the Company's shareholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.

     The information contained in this Information Statement concerning the Parent, the Purchaser and the Purchaser Designees has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information. The Schedule TO indicates that the principal executive office of the Parent and Purchaser is located at 6555 W. Good Hope Road, Milwaukee, Wisconsin 53223.

GENERAL

     The Common Shares are the only class of voting securities of the Company entitled to vote for the election of directors. Each Share is entitled to one vote. As of February 11, 2000, there were 1,635,313 Shares outstanding. The Board of Directors of the Company currently consists of four members. Each director holds office until his successor is elected and qualified or until his earlier death, resignation or removal.

                             THE BOARD OF DIRECTORS
             RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES

     The Merger Agreement provides that, if requested by the Purchaser, the Company will, promptly following the purchase by Purchaser of at least 75% of the outstanding Shares of the Company pursuant to the Offer, take all necessary action to cause a number of persons designated by the Purchaser (the "Purchaser Designees") rounded up to the next whole number, to constitute a percentage of the members of the Board of Directors equal to the percentage of Shares outstanding owned by Purchaser and its affiliates, including by accepting resignations of those incumbent directors designated by the Company or increasing the size of the Board and causing the Purchaser designees to be elected.

     Purchaser has informed the Company that each of the Purchaser Designees listed below has consented to act as a director. To the best knowledge of the Company, none of the Purchaser Designees owns any equity securities of the Company. It is expected that the Purchaser Designees may assume office at any time following the purchase by Purchaser of such number of Common Shares that satisfies the Minimum Condition, which purchase cannot be earlier than March 21, 2000, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least three-fourths of the Board.

     Biographical information concerning each of the Purchaser Designees and the current directors and executive officers of the Company is presented below.

PURCHASER DESIGNEES

     With respect to the Purchaser Designees, the following table, prepared from information furnished to the Company by Purchaser, sets forth the name, age, present principal occupation or employment and five-year employment history for each of the persons who may be designated by Purchaser as Purchaser Designees. If necessary, Purchaser may choose additional or other Purchaser Designees, subject to the requirements of Rule 14f-1. The business address of each person is c/o Brady Corporation, 6555 W. Good Hope Road, Milwaukee, Wisconsin 53223. Except for Mr. Jaehnert, who is a citizen of Germany, each such person is a citizen of the United States.

                                                      PRESENT PRINCIPAL
                                                   OCCUPATION OR EMPLOYMENT
                                                   MATERIAL POSITIONS HELD
         NAME             AGE                     DURING THE PAST FIVE YEARS
         ----             ---                     --------------------------
Katherine M. Hudson...    53     President and Chief Executive Officer of Parent since 1994
Frank M. Jaehnert.....    42     Vice President and Chief Financial Officer of Parent since
                                 1996; Finance Director of Parent's Identification Solutions
                                 and Specialty Tapes Group prior to 1996
Conrad G. Goodkind....    55     Secretary of Parent since 1999 and Partner of Quarles &
                                 Brady LLP, general counsel to Parent
David W. Schroeder....    44     Vice President of Parent's Identification Solutions and
                                 Specialty Tapes Group since 1995; General Manager of
                                 Parent's Industrial Products Division prior to 1995

     Purchaser has advised the Company that to the best knowledge of Purchaser, none of the Purchaser Designees currently is a director of, or holds any position with, the Company, and except as disclosed in the Offer to Purchase, none of the Purchaser Designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any or its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC, except as may be disclosed in the Offer to Purchase. To the knowledge of Parent and Purchaser, none of the Purchaser Designees has any family relationship with any current director or executive officer of the Company.

     Purchaser has advised the Company that each of the persons listed in the table above has consented to act as a director, and that none of such persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgement, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under
Item 401(f) of Regulation S-K promulgated by the SEC.

     It is expected that the Purchaser Designees may assume office promptly upon the purchase by Purchaser of Shares pursuant to the Offer, which cannot be earlier than March 21, 2000.

CURRENT DIRECTORS OF THE COMPANY

                                                                                          DIRECTOR
       NAME            AGE                      PRINCIPAL OCCUPATION                       SINCE
       ----            ---                      --------------------                      --------
Ralph E. Crump.....    76     Co-founder and currently a director of Osmonics, Inc.         1983
                              (New York Stock Exchange), Chairman of Structural
                              Instrumentation, Inc. (Nasdaq SmallCap Market), a
                              director of Mitylite Inc. (Nasdaq National Market) and a
                              director of Stratesys Corp. (Nasdaq SmallCap Market).
                              Between November 1981 and October 1986, Mr. Crump was
                              Chairman of Med-Chem Products, Inc. Prior to November
                              1986, Mr. Crump was Chairman, President and a director
                              of Frigitronics, Inc., a manufacturer of eye care
                              products, which he co-founded in 1962. Frigitronics'
                              Common Stock was listed on the New York Stock Exchange
                              until its acquisition by Revlon in November 1986.
David Sturdevant...    50     Founder and since October 1981 a principal of AVI             1990
                              Management Partners, the general partner of three
                              venture capital partnerships whose collective assets
                              aggregate approximately $18 million dollars with an
                              investment concentration in early stage, high-
                              technology companies. He is a co-founder and, since
                              September 1994, a principal of Managed Investments,
                              Inc., a NASD registered broker dealer and investment
                              advisor.
Robert W. Ham......    64     Management consultant specializing in sales                   1993
                              organization, sales management and customer focus
                              strategies since 1992. Between 1964 and 1992, Mr. Ham
                              held various sales management positions with Dennison
                              Manufacturing Corp., a Fortune 500 company, leading to
                              Division Vice President of Dennison. During his tenure
                              at Dennison, he led a sales organization with sales of
                              $90MM, he chaired task teams to merge divisions,
                              achieving reorganization with minimal disruption to
                              customers' and organizations' morale. In addition, he
                              had total profit and loss responsibility for two foreign
                              subsidiary companies and supported customers and company
                              operations in the United States, Mexico, Canada, and
                              Hong Kong.
Doug Granat........    30     Founder and President of Trigran Investments, Inc., a         1997
                              position he has held since August 1991. Trigran
                              Investments, Inc. is the general partner and manager of
                              Trigran Investments, L.P. and manages several other
                              private partnerships. These entities make investments in
                              publicly traded and privately held businesses. Trigran
                              Investments, L.P.'s main focus is investment in publicly
                              traded companies with market capitalization's under $150
                              million.

INFORMATION CONCERNING THE BOARD

     The Board held five meetings during the fiscal year ended June 30, 1999, with no director attending fewer than 80% of such meetings.

     The audit committee of the Board reviews the activities of the Company's independent auditors (including fees, services and scope of the audit). The Audit Committee is presently composed of Messrs. Crump and Sturdevant. The Audit Committee held one meeting during the fiscal year ended June 30, 1999 at which all members were present.

     The Company has no standing nominating or compensation committees of its Board of Directors, nor any committees performing similar functions. The Board as a whole searches for potential nominees for Board positions and periodically reviews the compensation of the Company's officers and employees and, makes appropriate adjustments.

DIRECTORS' COMPENSATION

     All directors of the Company receive $6,000 per annum for their services in such capacities, as well as reimbursement for direct expenses incurred in attending meetings of the Board of Directors.

                           EXECUTIVE COMPENSATION AND
                      CERTAIN TRANSACTIONS WITH MANAGEMENT

SUMMARY COMPENSATION

     Set forth below is a table summarizing the compensation of the Company's Chief Executive Officer and its former Chief Executive Officer for each of the three preceding fiscal years. No other executive officer received salary and bonus in excess of $100,000 during the year ended June 30, 1999. Although the Company maintains certain stock option plans, it has no other long-term incentive plan. The Company has not issued, and there are not currently outstanding, any restricted stock awards or stock appreciation rights.

                           SUMMARY COMPENSATION TABLE

                                                                                  LONG-TERM
                                                                                 COMPENSATION
                                                                                    AWARDS
                                                                                 ------------
                                          ANNUAL COMPENSATION                     SECURITIES
                           --------------------------------------------------     UNDERLYING
       NAME AND                                                     OTHER          OPTIONS/
       PRINCIPAL                                                    ANNUAL         SAR (NO.         ALL OTHER
       POSITION            YEAR     SALARY     BONUS($)(1)(3)    COMPENSATION     OF SHARES)     COMPENSATION($)
       ---------           ----     ------     --------------    ------------     ----------     ---------------
Steven D. Anton........    1999    $ 37,500            --           $1,800          50,000             --
  President and Chief
  Executive Officer
Richard L. Kalich......    1999    $110,000       $50,000           $5,400              --             --
  Former President         1998    $114,066       $18,334           $7,200              --             --
  and Chief Executive      1997    $113,516            --           $7,200              --             --
  Officer(1)

-------------------------
(1) Mr. Kalich left the Company on April 2, 1999 and will be compensated at the rate of $100,000 per year through March 31, 2000.

CHANGE OF CONTROL AGREEMENTS

     In November 1999, Mr. Anton entered into a change in control agreement with the Company pursuant to which the Company has agreed to pay Mr. Anton a lump sum equal to one year's compensation computed in accordance with Section 280G of the Internal Revenue Code of 1986, as amended, upon a change of control. This agreement also provides for reimbursement of relocation expenses, accelerated vesting of options and continuation of health benefits currently received by Mr. Anton. In addition, the Company entered into arrangements with two other officers, in October 1999 and February 2000, respectively, pursuant to which the Company has agreed to make certain payments upon a change in control. For purposes herein, generally, a "change in control" is: (i) a sale of over 50% of the voting stock of the Company; or (ii) the sale by the Company of over 50% of its assets; or (iii) a merger or consolidation of the Company with or into any other corporation or corporations such that the shareholders of the Company prior to the merger or consolidation do not own at least 50% of the surviving entity measured in terms of voting power; or (iv) the acquisition by any means of more than 20% of the voting power or Common Stock of the Company by any person or group of persons; or (v) the election of directors constituting a majority of the Company's board of directors pursuant to a proxy solicitation not recommended by the Company's Board.

OPTIONS GRANTS IN LAST FISCAL YEAR

     Set forth below is information with respect to grants of stock options during the fiscal year ended June 30, 1999 by the Company to each of the executive officers named in the Summary Compensation table:

                                                              PERCENT OF
                                               NUMBER OF     TOTAL OPTIONS
                                               SECURITIES       GRANTED
                                               UNDERLYING    TO EMPLOYEES     EXERCISE
                                                OPTIONS        IN FISCAL      PRICE PER    EXPIRATION    PRESENT
                   NAME                         GRANTED          YEAR           SHARE         DATE       VALUE(1)
                   ----                        ----------    -------------    ---------    ----------    --------
Steven D. Anton............................      50,000          58.7%          $6.00       4/05/09       $5.29
Richard L. Kalich..........................          --            --%          $  --            --          --

-------------------------
(1) Computed in accordance with the Black-Scholes option pricing model utilizing the following assumptions: volatility of 39.9%, risk free interest rate of 6.0%, no dividend yield and an expected life of six years.

AGGREGATED OPTION AND WARRANT EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION AND WARRANT VALUES

     Set forth below is information with respect to options and warrants exercised during the fiscal year ended June 30, 1999 and options and warrants held at June 30, 1999 by the executive officers named in the Summary Compensation table:

                                                                                               VALUE OF UNEXERCISED
                                                             NUMBER OF UNEXERCISED             IN-THE MONEY OPTIONS
                             NUMBER OF                      OPTIONS AND WARRANTS AT               AND WARRANTS AT
                              SHARES                             JUNE 30, 1999                     JUNE 30, 1999
                            ACQUIRED ON     VALUE         ----------------------------    -------------------------------
          NAME               EXERCISE      REALIZED       EXERCISABLE    UNEXERCISABLE    EXERCISABLE       UNEXERCISABLE
          ----              -----------    --------       -----------    -------------    -----------       -------------
Steven D. Anton.........        --            $--               --          50,000         $     --            $50,000
Richard L. Kalich.......        --            $--           37,500              --         $159,375            $    --

STOCK OPTION PLANS

     The Company's stock option plans provide for the granting of options which are intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended. Options to purchase shares may be granted under the plans to persons who are executive officers or other employees of the Company.

     The exercise price of all options granted under the plans must be at least equal to the fair market value of shares on the date of the grant or, in the case of options granted to the holder of ten percent or more of the Company's Common Stock, at least 110% of the fair market value of shares on the date of the grant. The maximum term for which the options may be granted is ten years from the date of grant. The aggregate fair market value (determined at the date of the option grant) of shares with respect to which options are exercisable for the first time by the holder of the option during any calendar year shall not exceed $100,000.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth, as of February 22, 2000, information regarding the Company's Common Stock beneficially owned (i) by each person who is known by the Company to own beneficially, or who exercises voting or dispositive control, over more than five (5%) percent of the Company's Common Stock, and (ii) by all directors and executive officers as a group:

                                                            NUMBER OF SHARES
                                                              BENEFICIALLY             PERCENTAGE OF
                    NAME AND ADDRESS                            OWNED(1)                 CLASS(1)
                    ----------------                        ----------------           -------------
Ralph E. Crump...........................................      299,431(2)                 18.31%(2)
28 Twisted Oak Circle
Trumbull, CT 06611
Marjorie L. Crump........................................      299,431(3)                 18.31%(3)
28 Twisted Oak Circle
Trumbull, CT 06611
Richard L. Kalich........................................      138,600(4)                  8.29%(4)
16 North Shore Road
Spofford, NH 03462
Trigran Investments, L.P.................................      273,120(5)                 16.70%
155 Pfingsten Road
Suite 360
Deerfield, IL 60015
Laifer Capital Management, Inc...........................      331,400(5)                 20.27%
Hilltop Partners, L.P.
45 West 45th Street
New York, NY 10036
All directors and executive officers as a group (7
  persons)...............................................      689,731(2)-(4)(6)          41.73%(2)-(4)(6)

-------------------------
(1) Includes all shares issuable pursuant to presently exercisable options and warrants and all options and warrants that will become exercisable within sixty (60) days of February 22, 2000.

(2) Includes 147,965 shares owned of record by Mr. Crump's spouse, as to which shares he disclaims beneficial ownership.

(3) Includes 151,466 shares owned of record by Mrs. Crump's spouse, as to which shares she disclaims beneficial ownership.

(4) Includes 28,700 shares owned of record by Mr. Kalich's spouse, as to which shares he disclaims beneficial ownership.

(5) Based on the most recent Schedule 13D filed with the Securities and Exchange Commission.

(6) Includes shares owned by Trigran Investments, L.P. of which Mr. Granat is founder and president.

     The above beneficial ownership information is based upon information furnished by the specified persons and determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as required for purposes of this filing, which is not necessarily the same as beneficial ownership for other purposes, and includes shares as to which beneficial ownership may be disclaimed.